Resolution of Board of Directors

On November 8, 2013, the Board of Directors of POSCO (“POSCO”) resolved the followings:

Agenda 1: Disposal of Treasury Shares of POSCO

POSCO has decided to dispose 0.05% of its treasury shares to Yodogawa Steel in Japan. The proceeds from the disposal shall be applied to purchase 1.63% or 3,000,000 treasury shares of Yodogawa Steel.

Agenda 2: Lease Agreement with a Domestic Affiliate

POSCO has extended its lease of the calcination facilities at Pohang Works and Gwangyang Works to POSCO Chemtech.
1. Lease Amount: KRW 16,520,000,000
2. Lease Period: November 16, 2013 ~ November 15, 2014

Agenda 3: Security Provision Plan for ROY HILL HOLDINGS PTY LTD

POSCO has decided to provide 10,494,377 shares of ROY HILL HOLDINGS PTY LTD as security, in order to finance the increased cost for the project development caused by the delay in project EPC negotiations.